Exhibit 99.1

The9 Limited

Unaudited Financial Information as of and for the Six Months Ended June 30, 2018

In compliance with Nasdaq Stock Market Rule 5250(c)(2), The9 Limited (the “Company”) hereby furnishes its unaudited consolidated statement of income for the six months ended June 30, 2018 and its unaudited consolidated balance sheet as of June 30, 2018.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2017	2018	2018
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	14,764,789	9,948,160	1,503,402
Other revenues	998,950	543,277	82,102

	15,763,739	10,491,437	1,585,504
Sales taxes	(4,478)	(31,351)	(4,738)

Total net revenues	15,759,261	10,460,086	1,580,766
Cost of revenues	(10,022,806)	(8,364,700)	(1,264,104)

Gross profit	5,736,455	2,095,386	316,662

Operating expenses:
Product development	(24,644,352)	(12,171,876)	(1,839,458)
Sales and marketing	(5,438,769)	(1,516,067)	(229,114)
General and administrative	(67,495,956)	(28,016,337)	(4,233,930)
Gain on disposal of subsidiaries	—	10,275,703	1,552,901

Total operating expenses	(97,579,077)	(31,428,577)	(4,749,601)
Other operating income	175,880	112,530	17,006

Loss from operations	(91,666,742)	(29,220,661)	(4,415,933)
Interest income (expenses), net	(42,754,204)	(51,110,526)	(7,724,007)
Fair value change on warrants liability	3,843,386	2,919,044	441,136
Gain on disposal of equity investee and available-for-sale investment	115,349	—	—
Other income (expenses), net	7,574,538	(6,176,827)	(933,464)

Loss before income tax expense and share of loss in equity method investments	(122,887,673)	(83,588,970)	(12,632,268)
Share of loss in equity method investments	(1,472,283)	(1,627,241)	(245,915)

Net loss for the period	(124,359,956)	(85,216,211)	(12,878,183)
Net loss attributable to noncontrolling interest	(8,122,462)	(7,520,240)	(1,136,486)
Net loss attributable to redeemable noncontrolling interest	(2,458,427)	(2,701,193)	(408,214)

Net loss attributable to The9 Limited	(113,779,067)	(74,994,778)	(11,333,483)
Change in redemption value of redeemable noncontrollling interest	(35,759,965)	(22,913,753)	(3,462,809)

Net loss attributable to holders of ordinary shares	(149,539,032)	(97,908,531)	(14,796,292)

Other comprehensive income (loss):
Currency translation adjustments	731,780	(302,161)	(45,664)

Total comprehensive loss	(123,628,176)	(85,518,372)	(12,923,847)
Comprehensive loss attributable to:
Noncontrolling interest	(4,221,606)	(4,570,583)	(690,723)
Redeemable noncontrolling interest	(2,458,427)	(2,701,193)	(408,214)
The9 Limited	(116,948,143)	(78,246,596)	(11,824,910)
Net loss attributable to holders of ordinary shares per share
- Basic	(6.25)	(2.17)	(0.33)

- Diluted	(6.25)	(2.17)	(0.33)

Weighted average number of shares outstanding
- Basic	23,915,501	45,172,579	45,172,579

- Diluted	23,915,501	45,172,579	45,172,579

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.6171, representing the noon buying rate on the last trading day of June 2018 (June 29, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2017	As of June 30, 2018	As of June 30, 2018
	RMB	RMB	US$
			(Note)
Assets
Current Assets:
Cash and cash equivalents	142,624,020	53,022,194	8,012,905
Accounts receivable, net of allowance for doubtful accounts of RMB1,039,958 as of both December 31, 2017 and June 30, 2018	2,607,568	3,379,912	510,784
Advances to suppliers	8,102,278	25,417,262	3,841,148
Prepayments and other current assets	6,616,297	24,895,752	3,762,336
Amounts due from related parties	2,492,842	3,515,361	531,254
Assets classified as held for sale	20,669,377	—	—

Total current assets	183,112,382	110,230,481	16,658,427
Investments in equity investees	48,243,558	49,778,666	7,522,731
Property, equipment and software, net	20,721,252	18,845,645	2,848,022
Land use right, net	64,510,566	63,550,111	9,603,922
Other long-lived assets, net	6,521,420	6,520,200	985,356

Total Assets	323,109,178	248,925,103	37,618,458

Liabilities, Redeemable Noncontrolling Interest and Shareholders’ Equity (Deficit)
Current Liabilities:
Short-term borrowings	108,743,369	109,577,423	16,559,735
Accounts payable	37,129,671	36,718,115	5,548,974
Other taxes payable	1,714,992	1,185,460	179,151
Advances from customers	47,558,542	42,637,802	6,443,578
Amounts due to related parties	88,939,108	79,856,772	12,068,243
Deferred revenue	5,576,269	4,869,812	735,944
Refund of game points	169,998,682	169,998,682	25,690,813
Warrants	3,742,271	823,228	124,409
Convertible notes	260,563,020	313,211,813	47,333,698
Interest payables	9,505,843	11,928,621	1,802,696
Accrued expense and other current liabilities	83,700,051	75,200,845	11,364,623
Liabilities directly associated with assets classified as held for sale	2,273,532	—	—

Total current liabilities	819,445,350	846,008,573	127,851,864

Total Liabilities	819,445,350	846,008,573	127,851,864

Redeemable noncontrolling interest	306,014,668	326,227,228	49,300,634
Shareholders’ Equity (Deficit)
Ordinary shares (US$0.01 par value; 44,544,036 and 48,115,465 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	3,328,852	3,555,409	537,306
Additional paid-in capital	2,527,215,315	2,508,724,835	379,127,538
Statutory reserves	28,071,982	28,071,982	4,242,339
Accumulated other comprehensive loss	(16,445,748)	(13,798,254)	(2,085,242)
Accumulated deficit	(3,015,968,137)	(3,090,963,986)	(467,117,616)

The9 Limited shareholders’ deficit	(473,797,736)	(564,410,014)	(85,295,675)
Noncontrolling interest	(328,553,104)	(358,900,684)	(54,238,365)

Total shareholder’s deficit	(802,350,840)	(923,310,698)	(139,534,040)

Total liabilities, redeemable noncontrolling interest and shareholders’ equity (deficit)	323,109,178	248,925,103	37,618,458

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.6171, representing the noon buying rate on the last trading day of June 2018 (June 29, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About The9 Limited

The9 Limited is an Internet company based in China. The9 has stepped into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games, including the CrossFire brand new shooting mobile game, Audition mobile and Fashion Pop.